

September 13, 2012

<u>Via E-mail</u>
Eric Schiffer
Chief Executive Officer
99¢ Only Stores
4000 Union Pacific Avenue
City of Commerce, California 90023

> **Re:** **99 Cents Only Stores**
> **Amendment No. 1 to**
> **Registration Statement on Form S-4**
> **Filed August 29, 2012**
> **File No. 333-182582**

Dear Mr. Schiffer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. We note your response to comment 2 and the supplemental materials provided. Please revise the following statements to make clear that this is your belief based on your experience in the industry:

   - "…we are a leading operator of extreme value retail stores in the southwestern United States…," pages 1 and 76;
   - "…the highest [net sales per store and square foot] among U.S. publicly reporting dollar store chains," pages 1 and 76; and
   - "…[we] have the most productive stores among U.S. publicly reporting dollar store chains when ranked by sales per store and average sales per square foot," page 77.

Note 2. The Merger, page F-18

2. We read your response to comment 30. Please tell us in further detail how you measured the deferred taxes related to the book versus tax basis difference of the indefinite-lived intangible assets. ASC 740-10-30-8 states that an entity should measure deferred taxes related to an indefinite-lived asset by "using the enacted tax rate(s) expected to apply to taxable income in the periods in which the deferred tax liability or asset is expected to be settled or realized." If the intangible asset is presumed to be recovered through a future sale, then we assume a capital gain tax rate would be used to measure the deferred tax liability.

Exhibits

3. Please file the April 4, 2012 amendments to your First Lien Term Facility and ABL Facility. Please see Item 601(b)(10) of Regulation S-K.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or Jason Niethamer, Assistant Chief Accountant, at (202) 551-3855, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me, at (202) 551-3270 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Philippa M. Bond, Esq.
        Proskauer Rose LLP